Clearly Canadian Appoints Bobby Genovese as Chief Executive Officer

Recently Announced Chairman of the Board Now Set to Direct All Aspects of
Planned Expansion

VANCOUVER, B.C., February 26, 2008— CLEARLY CANADIAN BRANDS (OTCBB: CCBEF) (the “Company”) today announced the appointment of Bobby Genovese as Chief Executive Office. Mr. Genovese, the company’s controlling shareholder and Chairman of the Board, will immediately take control of his previously announced mandate of accelerating growth initiatives for existing divisions, continued expansion into the emergent natural and organic markets, and enhanced shareholder value.

As part of this corporate reorganization, Brent Lokash, former CEO, will now focus on leading the Company’s beverage division and acquisitions. Working in conjunction with our partners at INOV8 Beverage (led by former Snapple CEO Mike Weinstein and former Yoo/Hoo Orangina CEO Brian O’Byrne), Mr. Lokash will coordinate the Company’s efforts to deliver our beverages in concentrate form to major bottlers, a program which greatly reduces our cost of delivery and considerably strengthens our competitive positioning within the beverage industry.

With a highly distinguished career in business development and management, Mr. Genovese is the founder and Chairman of the Board of BG Capital Group (www.bgcapitalgroup.com), a very profitable multinational business consolidator experiencing double digit growth and total combined revenues in excess of $150 million. Mr. Genovese has over 15 years of mergers and acquisition experience, and has consulted for numerous multi-million dollar corporations. He has shown remarkable abilities for positioning public companies in high growth arenas and providing maximum shareholder valuations.

Mr. Genovese stated, “I am excited about what is in store for Clearly Canadian Brands, and will continue to make all moves necessary to accelerate the growth of top line revenues and shift towards profitability started in 2007. We are now well positioned at the forefront of the emergent natural and organic world, feel confident in our position within the beverage industry, and are a much more diverse company than ever before.” Mr. Genovese added, “Clearly Canadian Brands now has a solid foundation for incredible growth in place; tremendous product lines, a world class sales force, distribution and selling agreements with some of the largest retailers in the world, and a strong financial position, including cash to help expedite our growth initiatives. I look forward to working with the whole team as we move to capitalize on favorable market environments.”

Added Mr. Lokash, “Having spent the past two years re-establishing the Company for growth, it is fantastic that we are in a position to add the experience and strength of Mr. Genovese to our management team. Working with INOV8, I believe we have a great opportunity to take Clearly Canadian beverages into widespread distribution and with strong natural and organic platform we have built, we are ready to add value through smart and strategic acquisitions.”

The Company also announced that Mr. Lokash has stepped down from the Company’s Board of Directors which now consists of Bobby Genovese (Chairman), George Reznik and David Reingold.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian’s recent acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company’s debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the opportunities which can exist for our products and the revenue growth for the Company. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993